1001 Louisiana Street
Houston, Texas 77002

January 14, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: H. Roger Schwall

Re:                             EP Energy Corporation
Registration Statement on Form S-1, as amended
File No. 333-190979

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EP Energy Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. (EST) on January 16, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rosa A. Testani at (212) 872-8115 or John Goodgame at (713) 220-8144 of Akin Gump Strauss Hauer & Feld LLP with any questions you may have concerning this request and please contact either one of them by telephone call when this request for acceleration has been granted.

Very truly yours,

EP Energy Corporation

By:	/s/ Marguerite N. Woung-Chapman

Name: Marguerite N. Woung-Chapman
Title: Senior Vice President and General Counsel

cc:                                Rosa A. Testani, Akin Gump Strauss Hauer & Feld LLP
John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Sean T. Wheeler, Latham & Watkins LLP